

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

<u>Via E-mail</u>
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

> **Re: Forest Laboratories, Inc.**
>   **Definitive Additional Proxy Soliciting Materials**
>   **Filed July 28, 2011 and August 1, 2011**
>   **File No. 001-05438**

Dear Mr. Weinstein:

We have reviewed the above listed filings and have the following comments. Please provide the requested information or revise your filings and future filings as appropriate.

For ease of reference we have cited to pages numbers included in the slide presentation of your July 28 filing, however our comments should also be considered in light of similar disclosures included in your August 1 Letter to Shareholders, as applicable.

<u>General</u>

1. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Also, please characterize certain statements as your opinion or belief and provide support for the following:

    -   disclosure stating that Forest is one of the top 12 branded pharma companies in America by market cap;
    -   projections, inclusive of underlying assumptions, related to the top line sales growth goals of approximately 10% of CAGR and adjusted EPS growth goals of approximately 30% CAGR;
    -   the pie chart disclosure of FY2016 estimated Revenue by Product; and
    -   assertions that you have consistently exceeded analyst expectations for products based upon "Street estimates".

    Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

"Next Nine" Products Drive Growth & Diversity Revenue, page 12

2. In future filings, where non-GAAP metrics such as adjusted EPS are referenced in the presentation materials, please identify the non-GAAP measure and provide the appropriate reconciliation and narrative. Also, please emphasize the limitations of the projections. Refer generally to Section 10(e) of Regulation S-K.

3. You disclose your expectation that FY2016 revenue will be greater than FY2011 revenue. In future filings, provide context to the statement by providing the quantitative and/or qualitative basis for this statement. Alternatively, remove the statement in future filings. Refer generally to Rule 14a-9(a).

Successful Management of LOE Cycle: CELEXA, page 15

4. Please confirm that in future filings you will expand your disclosure to acknowledge by footnote or otherwise that your successful management of the CELEXA loss of exclusivity in 2005 may be not indicative of your ability to successfully manage the loss of exclusivity for LEXAPRO and NAMENDA and may not be replicated under current conditions.

5. You disclose that "Forest has managed Loss of Exclusivity cycle better than peers, through growth from existing and new products." Provide any relevant comparative quantitative data that supports this assertion. In this regard, it is not apparent that Forest's number of product approvals over the last 5 years necessarily has resulted in its better management of LOE relative to its peers.

Addressing Uncertainty over HHS-OIG Investigation, page 25

6. In future filings, please disclose the contingency plan the board of directors has implemented with respect to the company's ability to continue, uninterrupted, to do business with the federal government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions